Mail Stop 3561

April 13, 2007

Mr. Francis P. Jenkins, Jr.
Chairman of the Board and Chief Executive Officer
Shermen WSC Acquisition Corp.
c/o The Shermen Group
1251 Avenue of the Americas, Suite 900
New York, New York 10020

>   **Re: Shermen WSC Acquisition Corp.**
>   **Amendment No. 8 to Registration Statement on**
>   **Form S-1**
>   **Filed on April 4, 2007**
>   **File No. 333-133869**

Dear Mr. Jenkins:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three from our letter of March 28, 2007. Please revise to discuss the timeline associated with the requirement of tendering shares when conversion is elected. There have been similarly structured blank check companies that have required shares be tendered prior as well as after the stockholders' meeting to vote on any business combinations. If the shares must be tendered to the company's transfer agent prior to the stockholders' meeting,

please revise the disclosure, as applicable, in the summary, risk factors and business section as follows:

    a. Contrast your procedures for conversion with the conversion process of the traditional SPACs.

    b. Add clear disclosure explaining the reason for requiring these additional steps and the tendering of their certificates before the meeting, when there is no guarantee that conversion will occur and the basis for making this a requirement of the conversion.

    c. Explain the procedures you will follow in the event that a shareholder tenders his shares, the merger is voted down, and you continue to search for a target.

    d. Please discuss whether, at the time of an announcement of a business combination, the company will notify investors that stockholders who wish to exercise their conversion rights must tender their shares prior to the stockholders meeting.

    e. Please include any relevant risk factors.

2. We note the revised disclosure on page 55 that "[d]elays may also be caused by our inability to liquidate the funds held in the trust account in a timely manner" and "[a]t any time beginning [180] days after the consummation of our initial business combination, we may cause the trust account to pay over to us any portion of the trust account then remaining in respect of shares so converted." Please revise this section and the summary to discuss when stockholders that exercised their conversion rights could expect to receive their funds after the business combination is consummated. Please add any relevant risk factors and take into account the disclosure that no interest will accrue after the second business day prior to the consummation of such business combination. In addition, in the "Comparison to Offering of Blank Check Companies" section, please contrast more clearly your disclosure on page 55 with the requirements under Rule 419 that if the registrant has not received notification from the investor to remain an investor by the 45th business day following the effective date of the post-effective amendment, then the funds and interest held in escrow must be returned to the investor by prompt means within five business days. We may have further comment.

Other Regulatory

3. Please provide a current consent of the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gerald Adler, Esq.
        Fax: (212) 698-3599